================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K



               (MARK ONE)
               {X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                             -----------------

                                       OR

               { } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        COMMISSION FILE NUMBER 001-14049
                                               ---------
                      IMS HEALTH INCORPORATED SAVINGS PLAN

                                   ----------

                             IMS HEALTH INCORPORATED
                       200 NYALA FARMS, WESTPORT, CT 06880



================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of IMS Health Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      IMS Health Incorporated


                                      /s/ James C. Malone
                                      ------------------------------------------
                                      James C. Malone
                                      Senior Vice President-Finance & Controller









June 23, 1999

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                                DECEMBER 31, 1998

                               INDEX TO FORM 11-K


                                                                         PAGE(S)
                                                                         -------
Report of  Independent Accounts ......................................      4

Financial Statements:
  Statement of Net Assets Available for Benefits as of
    December 31, 1998 ................................................      5

  Statement of Changes in Net Assets Available for Benefits
    for the period July 1, 1998 (inception date) through
    December 31, 1998 ................................................    6 - 7

Notes to Financial Statements ........................................    8 - 11

Supplemental Schedules:
    Item 27a: Schedule of Assets held for Investment Purposes ........     12
    Item 27d: Schedule of Reportable Transactions ....................   13 - 15

Exhibit Index ........................................................     16

Exhibit 23 - Consent of Independent Accountants ......................     17

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation and Benefits Committee of the Board of Directors of IMS Health Incorporated:

     In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the IMS Health Incorporated Savings Plan at December 31, 1998, and the changes in net assets available for plan benefits for the period July 1, 1998 (inception date) through December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              /s/ PRICEWATERHOUSECOOPERS LLP
                                              ------------------------------
                                                  PRICEWATERHOUSECOOPERS LLP




New York, New York
June 23, 1999

                                                IMS HEALTH INCORPORATED SAVINGS PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                        AT DECEMBER 31, 1998
                                                       (DOLLARS IN THOUSANDS)


                                                                                  Balanced    Nielsen              Inter-
                                                           IMS Health   Special    Equity/     Media     Small    national
                                                  Equity     Common      Fixed      Bond     Research   Company    Equity
                                                  Index      Stock       Income    Index       Stock     Index      Index     Loan
                                        Total      Fund       Fund       Fund       Fund       Fund       Fund      Fund      Fund
           ASSETS                      -------   -------   ----------   -------   --------   --------   -------   --------   ------
Investments at fair value ..........   $96,178   $47,417    $10,372     $23,936    $3,922      $455      $4,993    $2,613    $2,470

Accrued disbursement to
  Participants .....................                 (70)       (46)        (26)       (4)       (2)         (7)       (3)      158

Interfund receivable/(payable) .....                (477)       152         402       199       (35)       (158)      (83)

Loan and interest receivable .......         4         1          1                     1                     1

Receivables:
  Members contributions ............       630       337        103         169        33                    11        30       (53)
  Company contributions ............       136        72          1          48         7                     1         7
                                       -------   -------    -------     -------    ------      ----      ------    ------    ------

Net assets available for benefits ..   $96,948   $47,280    $10,583     $24,529    $4,158      $418      $4,841    $2,564    $2,575
                                       =======   =======    =======     =======    ======      ====      ======    ======    ======


         The accompanying notes are an integral part of this statement.


                                                IMS HEALTH INCORPORATED SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                                             INFORMATION
                               FOR THE PERIOD JULY 1, 1998 (INCEPTION DATE) THROUGH DECEMBER 31, 1998
                                                       (DOLLARS IN THOUSANDS)


                                                                                  Balanced    Nielsen              Inter-
                                                           IMS Health   Special    Equity/     Media     Small    national
                                                  Equity     Common      Fixed      Bond     Research   Company    Equity
                                                  Index      Stock       Income     Index      Stock     Index      Index     Loan
                                        Total      Fund       Fund       Fund       Fund       Fund       Fund      Fund      Fund
ADDITIONS TO NET ASSETS               --------   -------   ----------   -------   --------   --------   -------   --------   ------
Attributed to:
Transfer in from Nielsen
  Media Research Savings Plan .....   $ 85,688   $42,683     $    0     $23,232     $3,464    $6,856    $4,682     $2,487    $2,284

Investment Income:
Net realized appreciation/
  (depreciation) ..................        256       220         40                     13       (30)        7          6
Net unrealized appreciation/
  (depreciation) ..................      6,982     3,883      2,128         (94)       328       136       121        480
Interest and dividend income ......        856         2          9         762          1         1         1                   80
                                      --------   -------     ------     -------     ------    ------    -------    ------    ------
    Total Investment Income .......      8,094     4,105      2,177         668        342       107       129        486        80
                                      --------   -------     ------     -------     ------    ------    -------    ------    ------
Interest on members loans .........          4         1          1                      1                   1
Repayment of members loans ........        699       327        117         190         22                  30         27       (14)

Contributions:
  Members .........................      3,664     1,657        840         411        212                 323        221
  Company .........................      1,203       542        175         265         67                  95         59
  Rollover ........................        905       229        335          85         58                 162         36
                                      --------   -------     ------     -------     ------    ------    -------    ------    ------
    Total Contributions ...........      5,772     2,428      1,350         761        337                 580        316
                                      --------   -------     ------     -------     ------    ------    -------    ------    ------

    Total additions ...............   $100,257   $49,544     $3,645     $24,851     $4,166    $6,963    $5,422     $3,316    $2,350
                                      ========   =======     ======     =======     ======    ======    ======     ======    ======

                                                IMS HEALTH INCORPORATED SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                                      INFORMATION - (CONTINUED)
                               FOR THE PERIOD JULY 1, 1998 (INCEPTION DATE) THROUGH DECEMBER 31, 1998
                                                       (DOLLARS IN THOUSANDS)


                                                                                 Balanced    Nielsen              Inter-
                                                          IMS Health   Special    Equity/     Media     Small    national
                                                 Equity     Common      Fixed      Bond     Research   Company    Equity
                                                 Index      Stock       Income    Index       Stock     Index     Index    Loan
                                       Total      Fund       Fund       Fund       Fund       Fund      Fund       Fund     Fund
DEDUCTIONS FROM NET ASSETS            -------   -------   ----------   -------   --------   --------   -------   --------  ------
Attributed to:
Benefits paid to members ..........   $(2,610)  $  (902)   $  (338)    $  (366)   $ (189)   $   (16)   $ (152)    $ (647)
Loans to members ..................      (699)     (455)      (160)       (204)      (23)        (8)      (50)       (24)  $  225
                                      -------   -------    -------     -------    ------    -------    ------     ------   ------
    Total Deductions ..............    (3,309)   (1,357)      (498)       (570)     (212)       (24)     (202)      (671)     225

Net increase in net assets prior
  to interfund transfers ..........    96,948    48,187      3,147      24,281     3,954      6,939     5,220      2,645    2,575
INTERFUND TRANSFERS-NET ...........      --        (907)     7,436         248       204     (6,521)     (379)       (81)
                                      -------   -------    -------     -------    ------    -------    ------     ------   ------

Net Increase ......................    96,948    47,280     10,583      24,529     4,158        418     4,841      2,564    2,575

Net assets available for benefits:
  Beginning of period .............      --        --         --          --        --         --        --         --
                                      -------   -------    -------     -------   -------    -------    ------     ------   ------
  End of year .....................   $96,948   $47,280    $10,583     $24,529    $4,158    $   418    $4,841     $2,564   $2,575
                                      =======   =======    =======     =======    ======    =======    ======     ======   ======


         The accompanying notes are an integral part of this statement.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands

NOTE 1. DESCRIPTION OF THE PLAN

On July 1, 1998 (the "Inception Date"), IMS Health Incorporated (the "Company") began operating as an independent publicly held company as a result of its spin-off from Cognizant Corporation ("Cognizant"). Prior to the spin-off, the Company was owned by Cognizant. As of the Inception Date the Company adopted the IMS Health Incorporated Savings Plan (the "Plan") for the benefit of employees of the Company who were members in the Cognizant Corporation Savings Plan. On July 1, 1998, Cognizant made a tax-free transfer to Bankers Trust (the "Trustee") for all account balances of Company member investments. The physical transfer of those assets occurred over the course of a few days.

The following description of the Plan provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

GENERAL

The Plan is a defined contribution plan available to all U.S. employees of the Company which have been designated to participate in the Plan. Full-time and regular part-time employees are eligible to participate in the Plan on the first month following their first day of employment. Temporary employees who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

INVESTMENT FUNDS

Contributions for member savings shall be invested in selected investment funds, in multiples of 5%. All dividends and earnings from funds are reinvested in the corresponding fund.

     EQUITY INDEX FUND -- A fund invested in the common stock of all or a significant proportion of the companies included in the Standard & Poor's 500 Stock Index. There are 1,583 members invested in this fund.

     IMS HEALTH COMMON STOCK FUND -- A fund invested in the common stock of IMS Health Incorporated. There are 1,013 members invested in this fund.

     SPECIAL FIXED INCOME FUND -- A fund invested in guaranteed investment contracts (GICs) with one or more insurance companies and/or financial institutions selected by the Company. The insurance companies and/or financial institutions contract to repay both principal and a specific rate of return, from 5.28% to 7.33% with maturity dates from April, 1999 to October 1, 2003. The average yield for December 31, 1997 and December 31, 1998 was 6.7% and 6.6%, respectively. The contract values of the guaranteed investment contracts approximate their fair market value. There are 1,146 members in this fund.

     BALANCED EQUITY/BOND INDEX FUND -- A fund comprised of 60% equity stocks (S&P 500) and 40% U.S. debt instruments. There are 490 members in this fund.

     NIELSEN MEDIA RESEARCH ("NMR") LEGACY STOCK FUND -- A temporary fund, terminated March 31, 1999, consisting of shares of NMR common stock. This fund is available only to former participants in the Cognizant Savings Plan whose account contained NMR common stock when it was transferred to the Plan. No new contributions may be made to the fund, nor may any existing account balances be transferred to this fund. There are 742 members in this fund.

     SMALL COMPANY EQUITY INDEX FUND -- A fund invested in common stocks in the U.S. equity market that are not included in the Standard & Poor's 500 (S&P
     500) Stock Index. There are 700 members in this fund.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands, except member data

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT FUNDS - (CONTINUED)

     INTERNATIONAL EQUITY INDEX FUND -- A fund invested in a portfolio of securities traded outside the United States. Investment selections are based on the Europe, Australia and Far East Index. There are 531 members in this fund.

The following investments represent 5% or more of net assets available for benefits:

     Equity Index Fund ............................  $47,280
     Special Fixed Income Fund ....................  $24,529
     IMS Health Common Stock Fund .................  $10,583
     Small Company Index Fund .....................  $ 4,841

 LOAN FUND

Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the loan fund. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate as published in The Wall Street Journal plus 2%. Principal and interest is paid ratably through monthly payroll deductions

NOTE 2. ACCOUNTING POLICIES

CONTRIBUTIONS

A member may elect to contribute 1% to 16% of compensation. A member may designate savings as Before-Tax Savings or after-tax Savings. A member who is a highly compensated employee may be limited to less than 16% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 1998, the Code limit on before-tax contributions was $10,000 in the aggregate.

The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions. The member's contributions and the Company's matching contributions are forwarded monthly to the Trustee.

MEMBER ACCOUNTS

Each member's account is credited with the member's contribution and allocations of the Company's contributions and Plan earnings.

VESTING

Members are 100% vested in the Company's matching contributions after the third year of employment with credit given for employment with the Company's predecessors. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.

PAYMENTS OF BENEFITS

On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands

NOTE 2. ACCOUNTING POLICIES - (CONTINUED)

FORFEITURES

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement; death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts shall be applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. Amounts forfeited for the period July 1, 1998 to December 31, 1998 were not significant and have been used to reduce Company contributions for the plan year ended December 31, 1998.

ADMINISTRATIVE EXPENSES

Transaction and investment manager fees for each fund are charged against the Plan's assets. These fees are netted against net realized appreciation/depreciation as they are not significant to the plan. Trustee fees and other expenses of administering the Plan are borne by the Company.

BASIS OF PRESENTATION

The financial statements of the Plan were prepared under the accrual method of accounting. The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Mutual funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3. FEDERAL INCOME TAX

The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. A request for formal determination that the Plan is qualified and the trust established under the Plan is tax-exempt will be made to the Internal Revenue Service in the near future. In the opinion of management, a favorable ruling is expected in due course. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code ("the Code"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands

NOTE 4. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts. In the event of Plan termination, members will become 100% vested in the Company's contribution portion of their accounts.

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the
  financial  statements ...............................   $96,948

Amounts allocated to withdrawing members at
  December31, 1998 ....................................       393
                                                          -------

Net assets available for benefits per the Form 5500 ...   $96,555
                                                          =======


The following is a reconciliation of benefits paid to members per the financial statements to the Form 5500:

Benefits paid to members per the financial
statement .............................................   $ 2,610

Amounts allocated to withdrawing members at
  December 31, 1998. ..................................       393
                                                          -------

Benefits paid to members per the Form 5500 ............   $ 3,003
                                                          =======

Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998, but not yet paid as of that date.

IMS HEALTH INCORPORATED SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Dollar amounts in thousands

Item 27a - Schedule of Assets Held for Investment purposes as of December 31,
1998


Description of Asset                                        Cost      Fair Value
---------------------------------------------------        -------    ----------

BT Pyramid Directed Account Cash Fund                      $   107     $   107

Wells Fargo Equity Index Fund                               21,953      49,798

Wells Fargo U.S. Debt Fund                                   1,422       1,541

BGI Miscellaneous Fund Malaysia                                  8          11

BGI Extended Equity Market Fund                              4,301       4,993

BGI EAFE Equity Index Fund                                   2,290       2,602

IMS Health Common Stock                                      8,368      10,511

Nielsen Media Research Common Stock                            299         394

Allstate--Rate 6.24% Matures on 10/1/2001                    1,004       1,004

Allstate--Rate 5.28% Matures on 10/1/2002                    1,621       1,621

John Hancock--Rate 6.22% Matures on 4/3/2000                   881         881

John Hancock--Rate 6.12% Matures on 4/2/2001                 2,049       2,049

John Hancock--Rate 5.66% Matures on 4/3/2001                 1,603       1,603

John Hancock--Rate 6.01% Matures on 4/1/2002                 1,066      1,066

Metropolitan Life--Rate 6.20% Matures on 10/1/1998           1,093       1,093

Metropolitan Life--Rate 6.15% Matures on 10/2/2000             426         426

Metropolitan Life--Rate 7.33% Matures on 10/1/2001             914         914

Metropolitan Life--Rate 6.08% Matures on 10/1/2001           2,284       2,284

Metropolitan Life--Rate 6.75% Matures on 10/2/2001           1,024       1,024

New York Life--Rate 7.19% Matures on 4/3/2000                  534         534

New York Life--Rate 6.25% Matures on 4/3/2000                  654         654

New York Life--Rate 7.17% Matures on 10/2/2000               3,385       3,385

Principal Mutual--Rate 6.40% Matures on 10/2/2000              990         990

Principal Mutual--Rate 7.24% Matures on 10/2/2000              692         692

Principal Mutual--Rate 7.22% Matures on 10/2/2002            3,531       3,531

Member Loans                                                 2,470       2,470
                                                           -------     -------
Total Investment                                           $64,969     $96,178
                                                           =======     =======

IMS HEALTH INCORPORATED SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Dollar amounts in thousands

Item 27d (Part I) - Schedule of Reportable Transactions for the period July 1, 1998 (inception date) through December 31, 1998.


Identity of Party                                  Current Value
    Involved/                                         of Asset
  Description of    Purchase   Selling   Cost of    Transaction
    Investment       Price      Price     Asset        Date        Gain/(Loss)
-----------------   --------   -------   -------   -------------   -----------


     There were no single or series transactions that were greater than 5%.

IMS HEALTH INCORPORATED SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Dollar amounts in thousands, except sales and purchases data

Item 27d (Part II) - Schedule of 5% Reportable Cumulative Transactions by Issue
for the period of July 1, 1998 (inception date) through December 31,1998.
                                                      Disposed                     Acquired
    Security Description                    Sales     Proceeds     Gain/(Loss)     Purchases       Cost
----------------------------------------   -------   ----------   -------------   -----------   ----------
BT Pyramid Directed Account Cash
  Funds                                       98     $5,146,698                        155      $5,264,704

IMS Health Outstanding Employee
  Loans                                       38        549,107                          8       3,018,925

Wells Fargo U.S. Debt Fund                     3         44,600         2,972            7         125,999

Wells Fargo U.S. Debt Fund E                   3         48,000           290            6          83,331

BGI Msic Fund-Malaysia                         0             --            --            1           8,096

BGI Money Market Fund for EBT                  0             --            --           90              99

Wells Fargo Equity Index Fund                  8        474,408       218,405           19       1,432,976

BZW Equity Index Fund E                       16        379,002        11,272           11         429,353

BGI Xtended Equity Market Fund E               5        240,000        10,541            9         278,859

BGI EAFE Equity Index E                        4        181,000         6,032           16         270,880

BGI EAFE Equity Index Fund A                   1          8,096           (44)           1         130,000

BGI Xtended Equity Market Fund                 3        208,002         3,529            8         445,996

IMS Health Incorporated Common
  Stock                                        5        612,118        35,427           15       8,954,964

Nielsen Media Research Incorporated
  Common Stock                                 2        446,409       (19,679)           1         466,088

Nielsen Media Research Incorporated
 Common Stock-New                              7         85,030       (10,451)           1         394,408

Allstate--GAC #6049A, Rate 6.24%,
  Matures 10/1/2001                           10         73,467                          6       1,077,181

Met Life--GAC #24932, Rate 6.08%,
  Matures 10/1/2001                           10        140,034                         13       2,424,260

Met Life--GAC #24928, Rate 7.33%,
  Matures 10/1/2001                           11        401,330                          6       1,315,726

John Hancock--GAC #9801, Rate 5.98%,
  Matures 10/1/1998                            6        349,392                          4         349,392

Principal Mutual GAC #34234 Deal I,
  Rate 6.09%, Matures 10/1/1998                7        314,492                          5         314,492

John Hancock--GAC #9802, Rate 6.22%,
  Matures 04/3/2000                           10         64,463                          6         945,117

New York Life GAC #30863-002, Rate
  6.25%, Matures 04/3/2000                    10         48,386                          6         702,788

John Hancock--GAC #9805, Rate 6.01%,
  Matures 04/1/2002                           10         78,036                          6       1,143,613

Allstate--GAC #6114, Rate 5.28%,
  Matures 04/01, 10/1/2002                     4         44,278                          7       1,665,753

New York Life GAC #30864, Rate 7.17%,
  Matures 10/2/2000                           10        249,810                          6       3,634,624


IMS HEALTH INCORPORATED SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Dollar amounts in thousands, except sales and purchases data

Item 27d (Part II) - Schedule of 5% Reportable Cumulative Transactions by Issue
for the period of July 1, 1998 (inception date) through December 31,1998.
(continued)
                                                      Disposed                     Acquired
    Security Description                    Sales     Proceeds     Gain/(Loss)     Purchases       Cost
----------------------------------------   -------   ----------   -------------   -----------   ----------
MetLife GAC #24929, Rate 6.15%,
  Matures 10/2/2000                           10         31,155                          6         456,702

MetLife GAC #24930, Rate 6.75%,
  Matures 10/2/2001                           10         74,864                          6       1,098,831

MetLife GAC #24931, Rate 6.20%,
  Matures 10/1/1999                           10         79,997                          6       1,172,811

Principal Mutual GAC #4-34234 Deal IV,
  Rate 7.22%, Matures 10/2/2002               10        258,209                          6       3,789,317

John Hancock--GAC #9804, Rate 5.66%,
  Matures 04/3/2001                           10        117,506                          6       1,720,777

John Hancock--GAC #9803, Rate 6.12%,
  Matures 04/2/2001                           10        150,025                          6       2,199,110

Principal Mutual GAC #4-34234 Deal II,
  Rate 7.24%, Matures 10/2/2000               10         50,522                          6         742,305

Principal Mutual GAC #4-34234 Deal III,
  Rate 6.40%, Matures 10/2/2000               10         72,446                          6       1,062,552

New York Life GAC #30863, Rate 7.19%,
  Matures 0403/2000                           11        228,608                          6         763,032


IMS HEALTH INCORPORATED SAVINGS PLAN
EXHIBIT INDEX



   EXHIBIT
     NO.         DESCRIPTION
-------------   ------------------------------------

   EX - 23      Consent of Independent Accountants









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